SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06050538

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66185

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 21 2006
DIVISION OF MARKET REGULATION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWN Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11440 Jog Road
(No. and Street)

Palm Beach Gardens (City) FL (State) 33418-4764 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry Rittman (561)472-2048
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG
(Name – *if individual, state last, first, middle name*)

One Biscayne Tower, Two South Biscayne Blvd., Suite 2800, Miami, FL 33131
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 01 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Denis Walsh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWN Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

IRENE JUDITH YANNETT MY COMMISSION EXPIRES March 12, 2009 #DD 371375 Bonded thru Notary Public Underwriters NOTARY PUBLIC, STATE OF FLORIDA

Notary Public

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of ~~Income (Loss)~~. Operations.
- X (d) Statement of ~~Changes in Financial Condition~~ Cash Flow
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report

The Board of Directors
GWN Securities, Inc.:

We have audited the accompanying statements of financial condition of GWN Securities, Inc. (the Company) (a wholly owned subsidiary of World Investment Network, Inc.) as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GWN Securities, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 17, 2006
Certified Public Accountants

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Statements of Financial Condition

December 31, 2005 and 2004

Assets		**2005**	**2004**
Cash and cash equivalents	$	981,766	350,718
Commissions receivable		970,355	765,527
Deposit with clearing broker		25,000	25,000
Prepaid expenses and other assets		9,827	151,619
Due from related party		38,860	23,000
Equipment, net of accumulated depreciation of $18,951 and $7,722, respectively		14,935	22,162
Deferred tax asset, net		12,933	10,835
	$	2,053,676	1,348,861
Liabilities and Stockholder's Equity			
Liabilities:			
Commissions payable	$	864,228	580,212
Accounts payable and accrued expenses		246,303	70,456
Management fee payable to Parent		180,522	—
Income tax payable to Parent		32,848	18,556
Total liabilities		1,323,901	669,224
Stockholder's equity:			
Common stock, $0.01 par value. 1,000 shares authorized; 100 shares issued and outstanding		1	1
Additional paid-in capital		636,273	636,273
Retained earnings		93,501	43,363
Total stockholder's equity		729,775	679,637
	$	2,053,676	1,348,861

See accompanying notes to financial statements.

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Statements of Operations

Years ended December 31, 2005 and 2004

		2005	2004
Revenue:			
Sales commissions	$	18,607,014	7,838,666
Investment advisory fees		3,902,362	1,590,395
Interest		25,942	2,817
Total revenue		22,535,318	9,431,878
Expenses:			
Commissions on sales and investment advisory fees		20,346,658	8,463,274
Compensation		773,007	496,274
Management fee to Parent		857,031	—
Office expenses		276,848	247,410
Bank charges		28,498	67,076
Professional fees		81,433	39,500
Depreciation		10,869	7,722
Other expenses		80,086	58,877
Total expenses		22,454,430	9,380,133
Income before income taxes		80,888	51,745
Income tax expense		30,750	7,721
Net income	$	50,138	44,024

See accompanying notes to financial statements.

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2005 and 2004

		Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total stockholder's equity
Balance, December 31, 2003	$	1	29,999	(661)	29,339
Capital contribution		—	110,000	—	110,000
Expenses paid by Parent		—	496,274	—	496,274
Net income		—	—	44,024	44,024
Balance, December 31, 2004		1	636,273	43,363	679,637
Net income		—	—	50,138	50,138
Balance, December 31, 2005	$	1	636,273	93,501	729,775

See accompanying notes to financial statements.

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Statements of Cash Flows

Years ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income	$	50,138	44,024
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		10,869	7,722
Deferred taxes		(2,098)	(10,835)
Expenses paid by Parent (compensation)		—	496,274
Changes in operating assets and liabilities:			
Commission receivables		(204,828)	(765,527)
Deposit with clearing broker		—	(25,000)
Prepaid expenses and other assets		141,792	(151,619)
Due from related party		(15,860)	(23,000)
Commission payable		284,016	580,212
Accounts payable and accrued expenses		175,847	69,795
Management fee payable to Parent		180,522	—
Income tax payable to Parent		14,292	18,556
Net cash provided by operating activities		634,690	240,602
Cash flows from investing activities:			
Purchases of equipment		(3,642)	(29,884)
Net cash used in investing activities		(3,642)	(29,884)
Cash flows from financing activities:			
Proceeds from capital contribution		—	110,000
Net cash provided by financing activities		—	110,000
Net increase in cash and cash equivalents		631,048	320,718
Cash and cash equivalents, beginning of year		350,718	30,000
Cash and cash equivalents, end of year	$	981,766	350,718
Supplemental schedule of noncash financing activities:			
Expenses paid by Parent	$	—	496,274
Income taxes paid		16,458	—

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

In May 1999, W.I.N Capital Corporation was incorporated. W.I.N. Capital Corporation began operations during January 2004. In May 2004, W.I.N. Capital Corporation changed its name to GWN Securities, Inc.

GWN Securities, Inc. (the Company) is a registered broker/dealer and investment adviser, and a member firm of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of World Investment Network, Inc. (the Parent), a financial services holding company. Mutual funds, annuities, life insurance, and limited partnership interests are sold through the Company's independent registered representatives.

As a nonclearing broker/dealer and registered investment adviser, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is therefore exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

(b) Use of Estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles and general practice within the brokerage industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenue and expenses for the period. Actual results could differ from those estimates.

(c) Revenue and Expense Recognition

Commission income and expense from customer transactions are recorded on a trade-date basis. Fee income from investment advisory services is recorded as earned.

(d) Income Taxes

The Company files consolidated federal and state income tax returns with the Parent. The Company calculates income tax expense or benefit, and settles the current amount payable to or receivable from the Parent as if it files a separate tax return.

The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years for differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

(e) Cash Equivalents

The Company considers cash, money market accounts, and certificates of deposit with original maturities of less than three months to be cash equivalents.

(f) Equipment

Equipment is stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life, which is three years.

(2) Net Capital Requirements

Pursuant to the uniform net capital provisions of Rule 15c3-1 (the Rule) of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2005, the Company's net capital was $651,580, which was $563,320 in excess of its required net capital of $88,260. The Company's net capital ratio was 2.03 to 1 at December 31, 2005. At December 31, 2004, the Company's net capital was $471,781, which was $388,128 in excess of its required net capital of $83,653. The Company's net capital ratio was 1.42 to 1 at December 31, 2004.

(3) Related-Party Transactions

The Company paid $4,200 for each of the years ended December 31, 2005 and 2004, for rent to the Parent. The lease is month-to-month and may be canceled at any time.

The Company entered into a one-year agreement with the Parent for management services. Amounts expensed under the agreement totaled $857,031 for the year ended December 31, 2005 of which $180,522 is unpaid at year-end.

(4) Stockholder's Equity

In May of 2004, the Company increased its authorized shares of common stock from 100 shares to 1,000 shares.

(5) Income Taxes

Income tax expense (benefit) attributable to income from operations consists of:

		Current	Deferred	Total
Year ended December 31, 2005:				
U.S. federal	$	28,080	(1,792)	26,288
State and local		4,768	(306)	4,462
	$	32,848	(2,098)	30,750
Year ended December 31, 2004:				
U.S. federal	$	14,126	(9,251)	4,875
State and local		4,430	(1,584)	2,846
	$	18,556	(10,835)	7,721

Income tax expense differs from the amount computed by applying the statutory federal income tax rate of 34% to income before taxes as follows:

		2005	2004
Tax expense at statutory federal income tax rate	$	27,502	17,593
State income taxes, net of federal benefit		2,945	(9,872)
Other		303	—
	$	30,750	7,721

The tax effects of temporary differences that give rise to the deferred tax asset at December 31, 2005 and 2004 was as follows:

		2005	2004
Deferred tax asset:			
Accrued expenses	$	16,557	14,676
Total gross deferred tax asset		16,557	14,676
Less valuation allowance		—	—
		16,557	14,676
Deferred tax liability:			
Depreciation		(3,624)	(3,841)
Total gross deferred tax liability		(3,624)	(3,841)
Net deferred tax asset	$	12,933	10,835

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Act of 1934

December 31, 2005

Computation of net capital:		
Total stockholder's equity qualified for net capital		$ 729,775
Deduct nonallowable assets and other deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses and other assets	$ 9,827	
Due from related party	38,860	
Equipment, net	14,935	
Deferred tax asset	12,933	
Fidelity bond deductible	1,640	
Total nonallowable assets		78,195
Net capital		$ 651,580
Amounts included in total liabilities which represent aggregate indebtedness – commissions payable, accounts payable and accrued expenses, due to related party, and income tax payable to Parent		$ 1,323,901
Computation of basic net capital requirement:		
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)		$ 88,260
Excess net capital		$ 563,320
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 519,190
Ratio of aggregate indebtedness to net capital		2.03

Note: See Schedule II for reconciliation of computation of net capital pursuant to uniform net capital Rule 15c3-1 to the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See accompanying independent auditors' report.

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Reconciliation of Computation of Net Capital Pursuant
to Uniform Net Capital Rule 15c3-1 to the Company's
Corresponding Unaudited Form X-17A-5, Part IIA Filing

December 31, 2005

		Net capital
Net capital per computation in Company's corresponding unaudited Form X-17A-5, Part IIA filing	$	653,678
Increase in deferred tax asset		2,098
Net capital computation pursuant to Rule 15c3-1	$	651,580

See accompanying independent auditors' report.

Schedule III

GWN SECURITIES, INC.
(A Wholly Owned Subsidiary of
World Investment Network, Inc.)

Information Relating to Possession and Control Requirements
Under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2005

Exemption under Section (k)(2)(ii) is claimed:

All customer transactions are cleared through the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation on a fully disclosed basis. The Company holds no customer funds or securities. Any such funds or securities are promptly transmitted to the clearing broker/dealer. The Company is therefore exempt from the possession and control requirements under Rule 15c3-3.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 2800
One Biscayne Tower
Two South Biscayne Boulevard
Miami, FL 33131

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities Exchange Act of 1934

The Board of Directors
GWN Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of GWN Securities, Inc. (the Company) (a wholly owned subsidiary of World Investment Network, Inc.) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 17, 2006
Certified Public Accountants